

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 3, 2010

<u>Via U.S. Mail</u>

Suzanne Fischer
Chief Executive Officer
On Time Filings, Inc.
1405 Clay Street, #B,
Newport Beach, CA 92663

      Re: On Time Filings, Inc.
              Registration Statement on Form S-1
              Filed April 6, 2010
              File No. 333-165917

Dear Ms. Fischer:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page, page 2

1. Please revise the seventh sentence of your first paragraph to indicate, as you have elsewhere, that this offering will be made on a "best efforts" basis and that there can be no assurance that all or any of the shares offered will be subscribed. In addition, clarify that the proceeds shown in the table are the maximum possible proceeds from the offering.

2. Please provide a more certain way of determining the date upon which the offering will end, such as a number of days from effectiveness.

Our business, page 4

3. Disclose here and in the risk factors management's opinion that available funds will not satisfy your cash needs for the next 12 months.

4. Briefly discuss how you have generated revenue to date and how you plan to generate revenue. This discussion should make clear the number of entities for which you have provided EDGARization services and the extent of those services, as well as your present and proposed fee structure. Please also highlight the fact that your sole officer and director appears to have no experience or training in EDGARization.

5. Please clearly define "EDGARization" in the first instance the term is used.

6. Please briefly describe the "various entities" to which you provide financial reporting and bookkeeping services and disclose how material these services are to your current business revenue.

7. Please disclose your monthly "burn rate."

8. Please highlight here the fact that you need minimum proceeds of $50,000 to fund the cost of this offering and your proposed business activities and that you will require the full $500,000 to fully implement your business plans.

9. Also, explain briefly here, and in more detail in your business section, what your "proposed business activities" and "business plans" entail and how long the offering proceeds will suffice for these activities.

Risks related to our business, page 5

10. Please consider adding a risk factor discussing the need for companies to begin complying with the interactive data requirements set forth in Release No.33-9002 and the possible effect on your business.

11. Please include a risk factor discussing any risks surrounding the fact that you are only registering the issuance of shares in Colorado.

The EDGARizing industry has been dominated, page 5

12. Revise here and elsewhere to remove any implication that you compete with larger, established financial printers such as Bowne, Donnelley and Merrill. Since

it is unlikely that you will compete with these companies in the near term, we suggest you remove references to them altogether.

We have a small customer base, page 5

13. Please revise to indicate the number of customers that make up your entire revenues and disclose the percentage of your revenues attributable to each material customer.

We depend on the efforts, page 6

14. We note that your sole officer and director appears to have no experience managing a public company. If true, please expand your discussion to include this fact and how it may affect your ability to meet your financial and other goals.

Use of Proceeds, page 8

15. Since you have indicated that you can conduct your proposed business activities if you raise $50,000, please show the use of proceeds at that level as well.

16. Please revise to state, if true, that the planned expenditures are listed in order of priority.

17. We note your disclosure that you intend to pay offering expenses from cash reserves. Considering that you had cash of $1,727 at December 31, 2009, and a negative cash flow balance, please explain how you expect to pay offering expenses from cash reserves.

Our Business, page 12

18. Please expand your discussion to include the cyclical and seasonal factors that affect your business as disclosed in the third risk factor on page 5.

Our EDGARization Software, page 12

19. Please disclose the costs incurred by you to license EDGARization software here and in your results of operations.

Our Industry, page 12

20. Please revise either to delete the final sentence of this section or revise it to reflect its anticipatory nature.

Growth Strategy, page 13

21. We note the key elements of your strategy. Please expand your discussion to disclose exactly how you intend to provide your clients with competitive pricing given your budgetary and staff constraints.

Intellectual Property, page 13

22. Please revise to explain your reference to "EDGAR Ease" and its relation to your business.

Results of Operations, page 14

23. Discuss how you generated your revenues and identify the associated costs.

Liquidity and Capital Resources, page 14

24. Please explain your reference to July 10, 2007 or revise.

25. Disclose the "significant accounting costs" expected to be incurred during 2010. If these costs are part of the legal and accounting costs noted in the final risk factor on page 6, please disclose that amount here and break out the accounting costs separately.

Our Plan of Operation, page 14

26. We note your disclosure that, in the opinion of management, available funds will not satisfy your working capital requirements to operate at your current level of activity for the next 12 months. Please explain to us, and revise the footnotes to disclose, how you were able to alleviate concerns your independent public accounting firm may have had with regard to your ability to continue as a going concern.

Balance Sheet, page 19

27. Please revise to disclose any amounts within accrued expenses that exceed 5% of total current liabilities. Please refer to Rule 5.02.20 of Regulation S-X for further guidance.

Note 1. Nature of Operations and Summary of Significant Accounting Policies

28. Please revise to include your accounting policy for accounts receivable including your policy for allowance for doubtful accounts.

Note 2. Fair Value of Financial Instruments

29. Please tell us what your cash balance of $1,727 is composed of. Additionally, please explain to us your basis for including cash under level 2 in the fair value hierarchy.

Undertakings, page 29

30. Please revise the Undertakings section to conform to the current requirements of Item 512 of Regulation S-K. For example, your undertakings refer to the "small business issuer," a term no longer used in Regulation S-K.

Exhibit 5: Opinion of Counsel

31. Please have counsel revise its opinion to delete the assumption contained in the penultimate sentence of the second paragraph. The authorization and availability of a sufficient number of shares of common stock are matters that form the basis of counsel's opinion and thus cannot be assumed.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Aamira Chaudhry at (202) 551-3389 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Tarik Gause at (202) 551-3528 or, in his absence, me at (202) 551-3412 with any other questions.

Sincerely,

Amanda Ravitz
Branch Chief - Legal

cc: Lan Nguyen
Esquire Consulting, Inc.
(440) 848-6345 *(facsimile)*